SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                              Sunterra Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86787D208
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 11, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-----------------------------                              ---------------------
CUSIP No. 86787D208                                        Page 2 of 7 Pages
-----------------------------                              ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                           I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-----------------------------                              ---------------------
CUSIP No. 86787D208                                        Page 3 of 7 Pages
-----------------------------                              ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-----------------------------                              ---------------------
CUSIP No. 86787D208                                        Page 4 of 7 Pages
-----------------------------                              ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 amends the Schedule 13D filed on July 17, 2007 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company and the Offshore Fund, the "Reporting Persons"). This Amendment No. 1 relates to the Common Stock, par value $0.01 per share, of Sunterra Corporation, a Maryland corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

          On March 9, 2007, the Company agreed to be acquired through an Agreement and Plan of Merger with Diamond Resorts, LLC and DRS Acquisition Corp. (the "Purchaser"), pursuant to which the Purchaser commenced a tender offer to acquire all outstanding shares of Common Stock, at a purchase price of $16.00 per share in cash. Pursuant to the tender offer, the Funds tendered and delivered all of the shares of Common Stock held by them. The tender offer expired on April 25, 2007, at which time the Company announced that all shares tendered and delivered prior to the expiration of the tender offer had been accepted and purchased. Thus, the Funds no longer hold, and neither the Management Company nor Mr. Loeb beneficially owns, any shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended by adding the following thereto:

     (a) As a result of the transactions described above, as of the date of this
Schedule 13D neither the Management Company, the Offshore Fund or Mr. Loeb beneficially own any shares of Common Stock.

     (c) As described in Item 4 above, pursuant to the Purchaser's tender offer, the Funds sold 1,730,000 shares of Common Stock, 1,118,600 shares of which were sold by the Offshore

Fund, at $16.00 per share in cash. Prior to the commencement of the Purchaser's tender offer, the Funds purchased and sold in open market transactions 8,200 shares of Common Stock at $15.70 per share, on March 30, 2007. Also on March 30, 2007, the Offshore Fund purchased in open market transactions 900 shares of Common Stock at $15.70 per share. The transactions described above and in this
Item 5(c) represent the only transactions in the Common Stock during the past 60 days by the Reporting Persons.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the total outstanding Common Stock as of April 25, 2007.

Item 7.   Material to be Filed as Exhibits.

  99.1. Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 7, 2007



                                 THIRD POINT LLC

                                 By:   Daniel S. Loeb,
                                       Chief Executive Officer


                                 By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:  Justin Nadler
                                       Title: Attorney-in-Fact




                                 THIRD POINT OFFSHORE FUND, LTD.

                                 By:   Daniel S. Loeb, Director


                                 By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:  Justin Nadler
                                       Title: Attorney-in-Fact




                                 DANIEL S. LOEB


                                 By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:  Justin Nadler
                                       Title: Attorney-in-Fact















               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                      WITH RESPECT TO SUNTERRA CORPORATION]